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                             July 18, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 12, 2023
                                                            File No. 333-271067

       Dear Chong Jiexiang Aloysius:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 Filed July 12,
2023

       Business
       Exclusive Distribution and Partnership Agreement with Shanghai Gaoxian, page 62

   1. Please revise to reflect any milestones for 2023 and beyond and file any new agreement or amendment to the
Distribution Agreement as an exhibit. Also, we note that you have removed references to
your "exclusive" distribution rights under the Distribution
                                                        Agreement. Please
disclose specifically if you have lost such exclusivity rights and if so, how you expect such
loss will impact your business, results of operations, and any foreseeable trends.
Also, please revise your risk factors to explain the material risks associated with a loss
of exclusivity rights under the Distribution Agreement.
 Chong Jiexiang Aloysius
Simpple Ltd.
July 18, 2023
Page 2

       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameChong Jiexiang Aloysius
                                                         Division of
Corporation Finance
Comapany NameSimpple Ltd.
                                                         Office of Trade &
Services
July 18, 2023 Page 2
cc:       Lawrence S. Venick
FirstName LastName